

Mail Stop 3030

September 21, 2017

Via E-mail
Charles D. Boynton
Chief Financial Officer
SunPower Corporation
77 Rio Robles
San Jose, California 95134

> **Re: SunPower Corporation**
> **Form 10-K for the Fiscal Year Ended January 1, 2017**
> **Filed February 17, 2017**
> **Form 10-Q for the Quarterly Period Ended July 2, 2017**
> **Filed August 2, 2017**
> **File No. 001-34166**

Dear Mr. Boynton:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2017

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Restructuring Charges, page 64

1.   We note the significance of the restructuring charges that you incurred during the fiscal year ended January 1, 2017. Additionally we note from your disclosures in Note 8 to the financial statements that you expect 3,700 employees to be affected. Please revise your future filings to disclose and quantify the expected effects on future earnings and cash flows, along with the initial period in which those effects are expected to be realized. Refer to SAB Topic 5:P.4.

Item 8: Financial Statements

Consolidated Statements of Operations, page 91

2.   Tell us why goodwill impairment is not reported as an operating expense and included in your calculation of operating loss in the statement of operations.

Note 3. Business Combinations

AUOSP, page 108

3.   Tell us how you are accounting for modules to be provided to AU Optronics in connection with your acquisition of AUOSP, including how you measured the obligation.

4.   With respect to the fair value assigned to your pre-existing interest in AUOSP, in future filings please describe the inputs used to develop the fair value measurement. Refer to ASC 805-10-50-2g. Also, identify the level in the ASC 820 fair value hierarchy.

5.   In future filings please disclose how you determined the market price related gains and losses on termination of the polysilicon and cell supply contracts. Refer to ASC 805-10-50-2e and ASC 820-10-50.

Form 10-Q for the Quarterly Period Ended July 2, 2017

Note 8. Commitments and Contingencies

Tax Benefit Indemnification Litigation, page 27

6.   Tell us how you valued the commitment to provide no cost modules to NRG in determining the loss on settlement of the tax benefit indemnification litigation.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also contact me at (202) 551-3662.

Sincerely,

/s/ Gary Todd for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery